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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ACTIONPOINT, INC. (Name of the Issuer)
Common Stock, $0.01 par value per share (Title of Class of Securities)
504A108 (CUSIP Number)

Reynolds C. Bish
Captiva Software Corporation
10145 Pacific Heights Blvd.
San Diego, CA 92121
(858) 320-1000
_____________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
March 4, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

        Note:    Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of    Pages)

(Continued on following pages)

CUSIP NO. 504A108	13D	Page 2 of Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Captiva Software Corporation 33-0546416

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES		7	SOLE VOTING POWER 1,542,304
BENEFICIALLY OWNED
		8	SHARED VOTING POWER

BY REPORTING
		9	SOLE DISPOSITIVE POWER

PERSON WITH
		10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,542,304 — See Item 5*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.3% — See Item 5**

14	TYPE OF REPORTING PERSON
CO

*
Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Includes any rights to acquire beneficial ownership of securities of the Issuer within 60 days of the date of the filing of this Schedule 13D.

**
Based upon 4,374,874 shares of Common Stock issued and outstanding as represented by the Issuer in that certain Agreement and Plan of Merger and Reorganization, dated as of March 4, 2002, between the Issuer and the Reporting Person.

Item 1. Security and the Issuer

  (a) Title of Security:

    Common Stock, $0.01 par value per share ("ActionPoint Common Stock").

  (b) Name of the Issuer:

    ActionPoint, Inc., a Delaware corporation.

  (c) The Issuer's principal executive office:

    1299 Parkmoor Avenue
    San Jose, CA 95126

Item 2. Identity and Background

        (a)-(c), (f) The name of the corporation filing this statement is Captiva Software Corporation, a California corporation ("Captiva" or the "Reporting Person"). The Reporting Person's principal business is the design, development, manufacture and support of software products that optimize the capture and management of digital information. The address of the principal executive offices of the Reporting Person is 10145 Pacific Heights Blvd., San Diego, CA 92121. Set forth on SCHEDULE A is the name of each of the Reporting Person's directors and executive officers as of the date hereof, along with the present principal occupation or employment of such directors and executive officers and the name, principal business and address of any corporation or other organization other than the Reporting Person in which such employment is conducted. Each person listed on SCHEDULE A is a citizen of the United States.

        (d)-(e) During the last five years neither the Reporting Person nor, to the Reporting Person's knowledge, any person named in SCHEDULE A to this statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Also during the last five years neither the Reporting Person nor, to the Reporting Person's knowledge, any person named in SCHEDULE A to this statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Consequently, neither the Reporting Person nor, to the Reporting Person's knowledge, any person named on SCHEDULE A hereto is required to disclose legal proceedings pursuant to Item 2(d) or 2(e) of Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

        On March 4, 2002, the Reporting Person agreed to merge with Condor Merger Corp., a California corporation ("Merger Sub") and wholly owned subsidiary of ActionPoint, Inc., a Delaware corporation ("ActionPoint"), by means of a merger (the "Merger") pursuant to the terms of the Agreement and Plan of Merger and Reorganization, dated as of March 4, 2002, (the "Merger Agreement"), among the Reporting Person, Merger Sub and ActionPoint, and subject to the conditions set forth therein (including approval by shareholders of Captiva). Pursuant to the Merger Agreement, Merger Sub will merge with and into Captiva and Captiva will become a wholly owned subsidiary of ActionPoint. A copy of the Merger Agreement is attached hereto as EXHIBIT 1 and is incorporated herein by reference. The consummation of the Merger is subject to the approval of the shareholders of Captiva and the stockholders of ActionPoint, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement.

        As an inducement to the Reporting Person's entering into the Merger Agreement and in consideration thereof, John Finegan, David Sharp, Stephen S. Francis, John R. Stetak, Jr., Matthew

Albanese, Thomas T. Van Overbeek, Jim Vickers, Bruce Silver, Patrick L. Edsell, Kimra Hawley and Dan Tompkins, each of whom are stockholders or optionholders of ActionPoint (the "Voting Agreement Stockholders"), entered into voting agreements, each dated as of March 4, 2002 (each a "Voting Agreement," and collectively, the "Voting Agreements") with the Reporting Person, which agreements are described in more detail in Item 6 below. Pursuant to each Voting Agreement, the applicable Voting Agreement Stockholder agreed to vote, and has granted to certain executives of the Reporting Person an irrevocable proxy (the "Irrevocable Proxy") to vote, all of such Voting Agreement Stockholder's shares of ActionPoint Common Stock in favor of the adoption and approval of the Merger and the Merger Agreement. No capital of the Reporting Person is expected to be expended by the Reporting Person in connection with the exercise of its rights with respect to the 1,542,304 shares of ActionPoint Common Stock covered by the Voting Agreements. The Voting Agreement and the Irrevocable Proxy are attached hereto as EXHIBIT 2 and are incorporated herein by reference.

Item 4. Purpose of the Transaction

        (a)-(b) As further described in Item 3 above and Item 6 below, this statement relates to the Merger of Merger Sub with and into the Reporting Person, in a statutory merger pursuant to the provisions of the California General Corporation Law. At the effective time of the Merger, the separate existence of Merger Sub will cease and the Reporting Person will continue as the surviving corporation (the "Surviving Corporation") and as a wholly owned subsidiary of ActionPoint. Holders of outstanding common stock of the Reporting Person will receive, in exchange for each share of common stock of the Reporting Person held by them, that number of shares of ActionPoint Common Stock equal to the Exchange Ratio (as defined in the Merger Agreement); provided that, any principal amount and interest outstanding under any of the notes issued by the Reporting Person that has not been converted immediately prior to the Effective Time into shares of Common Stock of the Reporting Person pursuant to the Note Conversion Agreement between certain of the holders of the notes and the Reporting Person "Note Conversion Agreement") shall be deemed to have been converted into Common Stock of the Reporting Person pursuant to the terms of the Note Conversion Agreement immediately prior to the Effective Time for the purpose of calculating the number of shares of Common Stock of the Reporting Person issued and outstanding immediately prior to the Effective Time for purposes of calculating the Exchange Ratio. At the Effective Time, each Share of the Reporting Person shall be canceled, cease to be outstanding and cease to exist and each holder of Shares of the Reporting Person shall cease to have any rights with respect to such shares, except the right to receive, without interest, ActionPoint Shares at the same Exchange Ratio in the manner set forth in the Merger Agreement and cash for fractional ActionPoint Shares in accordance with the Merger Agreement. The foregoing summary is qualified in its entirety by reference to the copy of the Merger Agreement attached as EXHIBIT 1 to this Schedule 13D, and incorporated herein by reference.

        As an inducement to the Reporting Person to enter into the Merger Agreement, and as further described in Item 3 above and Item 6 below, each Voting Agreement Stockholder, has, by executing a Voting Agreement, agreed to vote the shares of ActionPoint Common Stock beneficially owned by such Voting Agreement Stockholder (including any shares of ActionPoint Common Stock that such stockholder acquires after the time it entered into the Voting Agreement) (collectively, the "Shares") owned by it in favor of the adoption and approval of the Merger and the Merger Agreement. Pursuant to the Voting Agreements, each Voting Agreement Stockholder also irrevocably appointed each of Mr. Reynolds C. Bish, the President of the Reporting Person and Mr. Rick E. Russo, the Chief Financial Officer of the Reporting Person, as sole and exclusive attorneys and proxies, with full power of substitution and resubstitution, as his lawful attorney and proxy. Such Irrevocable Proxies give the proxy holders the limited right to vote the Shares in favor of the adoption of the Merger Agreement. The Voting Agreement Stockholders retain the right to vote their Shares in their discretion with respect to matters other than those identified in the Voting Agreements. The names of the Voting Agreement

Stockholders, the number of shares of ActionPoint Common Stock which, to the Reporting Person's knowledge, are beneficially owned by each such stockholder and the percentage ownership of ActionPoint Common Stock by each such stockholder (as represented to the Reporting Person by ActionPoint in the Merger Agreement) is set forth in SCHEDULE B hereto which is hereby incorporated by reference. The foregoing summary is qualified in its entirety by reference to the copy of the form of Voting Agreement attached as EXHIBIT 2 to this Schedule 13D, which is incorporated herein by reference.

        (c)  Not applicable.

        (d)  ActionPoint has agreed that John Finegan, Thomas T. Van Overbeek and Dan Tompkins will resign from the Board of Directors of ActionPoint at the effective time and Reynolds C. Bish, Jim Berglund and Mel S. Lavitt will be elected to the Board of Directors of ActionPoint. ActionPoint intends to appoint Reynolds C. Bish as the Chief Executive Officer of ActionPoint and Stephen Francis as the Chief Operating Officer of ActionPoint.

        (e)  Not applicable.

        (f)    Other than as a result of the Merger described in Item 3 above, not applicable.

        (g)  At the effective time of the Merger, the Certificate of Incorporation of ActionPoint will be amended and restated to change ActionPoint's name to Captiva Software Corporation. ActionPoint's Bylaws shall remain unchanged. At the effective time of the Merger, the Articles of Incorporation of the Reporting Person shall be amended and restated in the form attached as Exhibit C to the Merger Agreement and the Bylaws of the Reporting Person as the Surviving Corporation shall be amended to read the same as the Bylaws of Merger Sub as in effect immediately prior to the Effective Time.

        (h)  Not applicable.

        (i)    Not applicable.

        (j)    Other than described above, the Reporting Person currently has no plan or proposal which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although the Reporting Person reserves the right to develop such plans or proposals).

Item 5. Interest in Securities of the Issuer

        (a)-(b) As a result and subject to the terms of the Voting Agreements and the Irrevocable Proxies granted pursuant thereto, the Reporting Person has the sole power to vote an aggregate of 439,944 shares of ActionPoint Common Stock, and beneficial ownership of an additional 1,102,360 shares of ActionPoint Common Stock, in each case for the limited purposes described in Item 4 above. Such shares constitute approximately 35% of the issued and outstanding shares of ActionPoint Common Stock based on the number of shares outstanding at March 4, 2002, as represented by the Issuer to the Reporting Person in the Merger Agreement. Other than with respect to the voting rights granted to the Reporting Person pursuant to the Voting Agreements, the Reporting Person does not have the right to vote the Shares on any other matters. The Reporting Person does not share voting power of any additional shares of ActionPoint Common Stock with regard to the limited purposes set forth in Item 4 above and in the Voting Agreements. The Reporting Person does not have any power to dispose or direct the disposition of any shares of ActionPoint Common Stock. To the knowledge of the Reporting Person, no shares of ActionPoint Common Stock are beneficially owned by any of the persons named in SCHEDULE A.

        (c)  Except as described herein, the Reporting Person has not effected any transaction in ActionPoint Common Stock during the past 60 days and, to the Reporting Person's knowledge, none of the persons named in SCHEDULE A has effected any transaction in ActionPoint Common Stock during the past 60 days.

        (d)  Not applicable.

        (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Pursuant to the Merger Agreement and subject to the conditions set forth therein, Merger Sub will merge with and into the Reporting Person, and Reporting Person will become a wholly owned subsidiary of ActionPoint. Upon consummation of the Merger, Merger Sub will cease to exist as a separate corporation and all of the business, assets, liabilities and obligations of Merger Sub will be assumed by operation of law by Reporting Person as the Surviving Corporation. As a result of the Merger, each outstanding share of Common Stock of the Reporting Person, other than shares owned by the Reporting Person (i.e. treasury shares of the Reporting Person), or any wholly owned subsidiary of the Reporting Person, will be converted into the right to receive that number of shares of ActionPoint Common Stock equal to the Exchange Ratio (as defined in the Merger Agreement); provided that, any principal amount and interest outstanding under any of the notes issued by the Reporting Person that has not been converted immediately prior to the Effective Time into shares of Common Stock of the Reporting Person pursuant to the Note Conversion Agreement shall be deemed to have been converted into Common Stock of the Reporting Person pursuant to the terms of the Note Conversion Agreement immediately prior to the Effective Time for the purpose of calculating the number of shares of Common Stock of the Reporting Person issued and outstanding immediately prior to the Effective Time pursuant to calculating the Exchange Ratio. At the Effective Time, each Share of the Reporting Person shall be canceled, cease to be outstanding and cease to exist and each holder of Shares of the Reporting Person shall cease to have any rights with respect to such shares, except the right to receive, without interest, ActionPoint Shares at the same Exchange Ratio in the manner set forth in the Merger Agreement and cash for fractional ActionPoint Shares in accordance with the Merger Agreement. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as EXHIBIT 1 to this Schedule 13D and incorporated herein in its entirety by reference.

        In exercising their rights to vote the Shares as lawful attorneys and proxies of the Voting Agreement Stockholders pursuant to the Voting Agreements, Messrs. Bish and Russo, and each of them, as sole and exclusive attorneys and proxies, with full power of substitution and resubstitution, will be limited, at every ActionPoint stockholders meeting and every written consent in lieu of such meeting, to voting the Shares in favor of adoption and approval of the Merger Agreement. The Voting Agreement Stockholders may vote the Shares themselves in all other matters. The Voting Agreements and the Irrevocable Proxies terminate upon the date of the termination of the Merger Agreement pursuant to Article VIII thereof (the "Expiration Date"). Each Voting Agreement Stockholder has agreed not to transfer his or her Shares prior to the Expiration Date, except pursuant to the Merger Agreement or to transferees who agree to be bound by the Voting Agreement by executing counterpart signature pages to the Voting Agreement and to the Proxy. The terms of the Voting Agreements are more fully described in the Voting Agreement and the Irrevocable Proxy, attached hereto as EXHIBIT 2. Each of the Voting Agreement and the Irrevocable Proxy is incorporated herein by reference.

        Other than the Merger Agreement and the Voting Agreements, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of ActionPoint, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

        The descriptions herein of the Merger Agreement and the Voting Agreements are qualified in their entirety by reference to such agreements, copies of which are attached hereto as EXHIBITS 1 and 2, respectively.

Item 7. Material to be Filed as Exhibits

        The following documents are filed as exhibits:

  1.
  Agreement and Plan of Merger and Reorganization, dated as of March 4, 2002 among ActionPoint, Inc., a Delaware corporation, Condor Merger Corp., a California corporation, and Captiva Software Corporation, a California corporation.

  2.
  Form of Voting Agreement, dated as of March 4, 2002, between Captiva Software Corporation, a California corporation, and certain stockholders of ActionPoint, Inc., a Delaware corporation.

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 11, 2002

Captiva Software Corporation
By:	/s/ REYNOLDS C. BISH Reynolds C. Bish Chief Executive Officer

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF
CAPTIVA SOFTWARE CORPORATION

Name and Business Address	Principal Occupation or Employment
Reynolds C. Bish Captiva Software Corporation 10145 Pacific Heights Blvd. San Diego, CA 92121	Chairman of the Board of Directors, President & Chief Executive Officer of the Reporting Person.
Blaine J. Owens Captiva Software Corporation 10145 Pacific Heights Blvd. San Diego, CA 92121	Vice President of Sales of the Reporting Person.
Randall A. Stern Captiva Software Corporation 10145 Pacific Heights Blvd. San Diego, CA 92121	Vice President of Software Development of the Reporting Person.
Barry W. Brueseke Captiva Software Corporation 10145 Pacific Heights Blvd. San Diego, CA 92121	Vice President of Operations of the Reporting Person.
James L. Haley Captiva Software Corporation 10145 Pacific Heights Blvd. San Diego, CA 92121	Vice President of Professional & Technical Services of the Reporting Person.
Rick E. Russo Captiva Software Corporation 10145 Pacific Heights Blvd. San Diego, CA 92121	Chief Financial Officer of the Reporting Person.
Steven D. Burton Captiva Software Corporation 10145 Pacific Heights Blvd. San Diego, CA 92121	Chief Technology Officer of the Reporting Person.
James Berglund, O.D. 10145 Pacific Heights Blvd. San Diego, CA 92121	General Partner of Enterprise Partners and Director of the Reporting Person.
Shirley Cerrudo 10145 Pacific Heights Blvd. San Diego, CA 92121	General Partner of Novus Ventures and Director of the Reporting Person.
Edward H. Pendergast 10145 Pacific Heights Blvd. San Diego, CA 92121	President of Pendergast & Company and Director of the Reporting Person.
Jordan M. Libit 10145 Pacific Heights Blvd. San Diego, CA 92121	Co-founder of techinfocenter.com and Director of the Reporting Person.
Mel S. Lavitt 10145 Pacific Heights Blvd. San Diego, CA 92121	Vice Chairman and Managing Director of C.E. Unterberg, Towbin and Director of the Reporting Person.
John E. Jones 10145 Pacific Heights Blvd. San Diego, CA 92121	Chief Executive Officer and President of St. Bernard Software and Director of the Reporting Person.

Schedule B

ACTIONPOINT, INC.
VOTING AGREEMENT STOCKHOLDERS

(The information in this Schedule is based on information provided to Captiva by ActionPoint)

Name of Beneficial Owner	Total Shares Beneficially Owned	Percent of Outstanding Shares(1)
John Finegan	211,955	4.8%
David Sharp	46,121	1.1%
Stephen S. Francis	311,704	7.1%
John R. Stetak, Jr.	97,997	2.2%
Matthew Albanese	144,087	3.3%
Thomas T. Van Overbeek	306,449	7.0%
Jim Vickers	0	*
Bruce Silver	17,100	*
Patrick L. Edsell	0	*
Kimra Hawley	333,391	7.6%
Dan Tompkins	73,500	1.7%

*
Less than 1%

(1)
Based on 4,374,874 shares of ActionPoint, Inc. Common Stock issued and outstanding as reported by ActionPoint, Inc. to the Reporting Person in that certain Agreement and Plan of Merger and Reorganization dated as of March 4, 2002.

Exhibit Index

Exhibit	Description of Document
1.	Agreement and Plan of Merger and Reorganization, dated as of March 4, 2002 among ActionPoint, Inc., a Delaware corporation, Condor Merger Corp., a California corporation, and Captiva Software Corporation, a California corporation.
2.	Form of Voting Agreement, dated as of March 4, 2002, between Captiva Software Corporation, a California corporation, and certain stockholders of ActionPoint, Inc., a Delaware corporation.

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  Item 1. Security and the Issuer
  Item 2. Identity and Background
  Item 3. Source and Amount of Funds or Other Consideration
  Item 4. Purpose of the Transaction
  Item 5. Interest in Securities of the Issuer
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
  Item 7. Material to be Filed as Exhibits
SIGNATURES
Schedule A DIRECTORS AND EXECUTIVE OFFICERS OF CAPTIVA SOFTWARE CORPORATION
Schedule B ACTIONPOINT, INC. VOTING AGREEMENT STOCKHOLDERS AND OPTIONHOLDERS
Exhibit Index